UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 12)


                               Insilco Corporation
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                                (Name of Issuer)


                    Common Stock (Par Value $.001 Per Share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    457659704
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                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                               New York, NY 10004
                                 (212) 902-1000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 August 17, 1998
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /.

----------------------------

CUSIP NO. 457659704
----------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Water Street Corporate Recovery Fund I, L.P.

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) / /
                                                            (b) / /

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         OO; WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                          / /

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------ ------ --------------------------------------------- --------
    Number of        7.   SOLE VOTING POWER
     Shares                    -0-
                   ------ --------------------------------------------- --------
  Beneficially       8.   SHARED VOTING POWER
    Owned By                   -0-*
                   ------ --------------------------------------------- --------
      Each           9.   SOLE DISPOSITIVE POWER
    Reporting                  -0-
                   ------ --------------------------------------------- --------
   Person With      10.   SHARED DISPOSITIVE POWER
                               -0-*
------------------ ------ --------------------------------------------- --------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         / /

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%*

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------


------------------------------------

*  See Item 5 of the attached Schedule.


                                  page 2 of 11 pages

----------------------------
CUSIP NO. 457659704
----------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Goldman Sachs Group, L.P.

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) / /
                                                            (b) / /


--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                   / /

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------ ------ --------------------------------------------- --------
    Number of        7.   SOLE VOTING POWER
     Shares                    -0-*
                   ------ --------------------------------------------- --------
  Beneficially       8.   SHARED VOTING POWER
    Owned By                   -0-*
                   ------ --------------------------------------------- --------
      Each           9.   SOLE DISPOSITIVE POWER
    Reporting                  -0-*
                   ------ --------------------------------------------- --------
   Person With      10.   SHARED DISPOSITIVE POWER
                               -0-*
------------------ ------ --------------------------------------------- --------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                                      / /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         HC; PN

--------------------------------------------------------------------------------

------------------------------------

*  See Item 5 of the attached Schedule.


                               page 3 of 11 pages

----------------------------

CUSIP NO. 457659704
----------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman, Sachs & Co.

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) / /
                                                            (b) / /

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

                                                                 /x/
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------ ------ --------------------------------------------- --------
    Number of        7.   SOLE VOTING POWER
     Shares                    -0-
                   ------ --------------------------------------------- --------
  Beneficially       8.   SHARED VOTING POWER
    Owned By                   -0-*
                   ------ --------------------------------------------- --------
      Each           9.   SOLE DISPOSITIVE POWER
    Reporting                  -0-
                   ------ --------------------------------------------- --------
   Person With      10.   SHARED DISPOSITIVE POWER
                               -0-*
------------------ ------ --------------------------------------------- --------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                                 / /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         BD; PN; IA

--------------------------------------------------------------------------------

------------------------------------

*  See Item 5 of the attached Schedule.


                               page 4 of 11 pages

                               AMENDMENT NO. 12 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                               INSILCO CORPORATION

                  Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, collectively with Water Street and Goldman Sachs, the "Reporting Persons")* hereby file this Amendment No. 12 (this "Amendment No. 12") to the Statement on Schedule 13D filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Insilco Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 11 thereto dated June 15, 1998 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

                  This Amendment No. 12 is being filed to report the exchange of all of the Reporting Persons' shares of Common Stock for (i) $43.48 in cash and
(ii) 0.03378 shares of Insilco Holding Co. ("Holdings") in connection with the consummation of the Reorganization Merger and the Merger and the other transactions contemplated by the Merger Agreement on August 17, 1998. As a result of these transactions, which are described more fully in Item 4, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's Common Stock and, accordingly, ceased to be Reporting Persons.


ITEM 4.           PURPOSE OF TRANSACTION.


                  Item 4 is hereby amended and supplemented as follows:

                  As previously reported in the Schedule 13D, on March 24, 1998, the Company entered into the Merger Agreement with DLJMB and Merger Sub, which provided for, among other things, (i) the Reorganization Merger, pursuant to which a newly formed, wholly-owned subsidiary of Holdings (which, prior to the Reorganization Merger, was a subsidiary of the Company) was to be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Holdings, and (ii) the Merger, pursuant to which Merger Sub was to be merged with and into Holdings, with Holdings continuing as the surviving corporation.

                  On August 17, 1997, the Reorganization Merger was consummated (the "Reorganization Merger Effective Time") and the Merger was consummated (the "Merger Effective Time"). Pursuant to the Merger Agreement, as a result of the Reorganization Merger and the Merger, each share of the Company's Common Stock outstanding was exchanged for $43.48 in cash and 0.03378 shares of common stock of Holdings ("Holdings Common Stock"). As a result of the foregoing transactions, Water Street received approximately $81,041,415 in cash and retained 62,961 shares of Holdings Common Stock (representing approximately 4.6% of Holdings Common Stock outstanding after the Merger), based on information contained in the Company's Proxy Statement/Prospectus dated July 8, 1998.

                  Holdings and Water Street have entered into a Registration Rights Agreement, dated as of August 17, 1998 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Holdings has agreed, among other things, that (i) as promptly as practicable,

* Neither the present filing nor anything contained herein shall be construed as an admission that Water Street, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or that Water Street, Goldman Sachs and GS Group constitute a "group" for any purpose.

                               page 5 of 11 pages
but in any event within 90 days of the Merger Effective Time, it will cause a shelf registration statement in accordance with Rule 415 of the Securities Act to be declared effective (the "Shelf Registration Statement") relating to the sale, from time to time, of Holdings Common Stock held by Water Street and certain related parties ("Holders") after the Merger and (ii) it will keep the Shelf Registration Statement continuously effective and in compliance with the Securities Act until the first anniversary of the Merger Effective Time, subject to the right of Holdings, under certain circumstances, to postpone or suspend for a reasonable period of time, not to exceed 60 days in the aggregate, the proposed offering of Holdings Common Stock pursuant to the Shelf Registration Statement (the "Blackout Period"). Holdings has also agreed to use its best efforts to meet certain reporting requirements under the Securities Act and the Exchange Act to enable Holders to sell their shares of Holdings Common Stock without registration under the Securities Act as contemplated by Rules 144 and 145 thereunder.

                  The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Registration Rights Agreement, which is filed as Exhibit 15 hereto and is incorporated herein by reference.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5(a) is hereby amended and restated as follows:

                  (a) As of the date hereof, Water Street (i) no longer beneficially owns shares of Common Stock and (ii) beneficially owns 62,961 shares of Holdings Common Stock. Based upon the foregoing, Water Street beneficially owns approximately 4.6% of the Holdings Common Stock outstanding as of August 17, 1998 following the Merger Effective Time (based on information contained in the Company's Proxy Statement/Prospectus dated July 8, 1998).

                  As of the date hereof, GS Group (i) no longer owns any shares of Common Stock and (ii) owns an aggregate of 11 shares of Holdings Common Stock and, in addition, each of GS Group and Goldman Sachs (i) no longer beneficially owns shares of Common Stock and (ii) may be deemed to be the beneficial owner of the 62,961 shares of Holdings Common Stock beneficially owned by Water Street, representing in the aggregate approximately 4.6% of the outstanding Holdings Common Stock. Each of GS Group and Goldman Sachs disclaims beneficial ownership of the shares of Holdings Common Stock held by Water Street to the extent the partnership interests in Water Street are held by persons other than GS Group, Goldman Sachs or their affiliates. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I (i) no longer owns shares of Common Stock and (ii) owns approximately 5 shares of Holdings Common Stock. Each of the Reporting Persons disclaims beneficial ownership with respect to such shares.

                  Item 5(c) is hereby amended and supplemented as follows:

                  (c) As described in Item 4 above, on August 17, 1997, the Reorganization Merger and the Merger were consummated. Pursuant to the Merger Agreement, as a result of the Reorganization Merger and the Merger, each of the
(i) 1,863,878 shares of Common Stock held by Water Street, (ii) 334 shares of Common Stock held by GS Group and (iii) 167 shares of Common Stock known to the Reporting Persons to be held by each of the persons listed on Schedule I, was exchanged for $43.48 in cash and 0.03378 shares of Holdings Common Stock.

                  As a result of the foregoing transactions, (i) Water Street received approximately $81,041,415 in cash and retained 62,961 shares of Holdings Common Stock (representing approximately 4.6% of Holdings Common Stock outstanding after the Merger), (ii) GS Group received approximately $14,520 in cash and 11 shares of Holdings Common Stock (representing approximately 0.0% of Holdings Common Stock outstanding after the Merger) and (iii) to the page 6 of 11 pages
knowledge of the Reporting Persons, each of the persons listed on Schedule I received approximately $7,260 in cash and 5 shares of Holdings Common Stock (representing, together with certain other persons, in the aggregate, approximately 0.1% of Holdings Common Stock outstanding after the Merger).

                  Except for the transactions described herein, there have been no transactions in the Common Stock effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto within the last 60 days.

                  (e) On August 17, 1998, as a result of the Reorganization Merger and the Merger, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock or the Holdings Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and supplemented as follows:

                  As described in Item 4 above, Holdings and Water Street have entered into the Registration Rights Agreement, pursuant to which Holdings has agreed, among other things, that (i) as promptly as practicable, but in any event within 90 days of the Merger Effective Time, it will cause the Shelf Registration Statement to be declared effective relating to the sale, from time to time, by Holders of Holdings Common Stock after the Merger and (ii) it will keep the Shelf Registration Statement continuously effective and in compliance with the Securities Act until the first anniversary of the Merger Effective Time (subject to the Blackout Period). Holdings has also agreed to use its best efforts to meet certain reporting requirements under the Securities Act and the Exchange Act to enable Holders to sell their shares of Holdings Common Stock without registration under the Securities Act as contemplated by Rules 144 and 145 thereunder. The Registration Rights Agreement also contains, among other things, customary indemnification and contribution agreements between the parties.

                  The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Registration Rights Agreement, which is filed as Exhibit 15 hereto and is incorporated herein by reference.

                  In connection with the consummation of the Merger, as required by the Merger Agreement, Water Street executed a letter, dated as of August 17, 1998 (the "Letter Agreement"), pursuant to which Water Street agreed, among other things, not to sell or otherwise dispose of Holdings Common Stock retained by it after the Merger Effective Time in violation of the Securities Act. The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Letter Agreement, which is filed as Exhibit 16 hereto and is incorporated herein by reference.


                               page 7 of 11 pages

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and supplemented by adding thereto the following:

                  (15) Registration Rights Agreement, dated as of August 17, 1998, between Insilco Holding Co. and Water Street Corporate Recovery Fund I, L.P.

                  (16) Letter Agreement, dated as of August 17, 1998, between Water Street Corporate Recovery Fund I, L.P. and Insilco Holding Co.


                               page 8 of 11 pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                WATER STREET CORPORATE RECOVERY FUND I, L.P.

                By:   Goldman, Sachs & Co., its general partner

                      By: /s/ Richard A. Friedman
                             Name:  Richard A. Friedman
                             Title:  Managing Director


                GOLDMAN, SACHS & CO.

                By: /s/ Richard A. Friedman
                      Name:  Richard A. Friedman
                      Title:  Managing Director


                THE GOLDMAN SACHS GROUP, L.P.

                By:   The Goldman Sachs Corporation, its general partner

                      By: /s/ Richard A. Friedman
                             Name:  Richard A. Friedman
                             Title:  Executive Vice President



Dated:  August 20, 1998


                               page 9 of 11 pages

                                INDEX TO EXHIBITS



Exhibit No.                Exhibit                                       Page

(15)     Registration Rights Agreement, dated as of August 17,
         1998, between Insilco Holding Co. and Water Street
         Corporate Recovery Fund I, L.P.

(16) Letter Agreement, dated as of August 17, 1998, between Water Street Corporate Recovery Fund I, L.P.
         and Insilco Holding Co.




                              page 10 of 11 pages

                                   SCHEDULE I



     The name of each director of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committees of The Goldman Sachs Corporation, The Goldman Sachs & Co. L.L.C., The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

     The business address of each person listed below except John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.

         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Roy J. Zuckerberg

         Robert J. Hurst

         John A. Thain

         John L. Thornton




                              page 11 of 11 pages